Exhibit 2.37

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE,

DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE

OF AMENDMENT OF “METATRON, INC.”, FILED IN THIS OFFICE ON THE ELEVENTH DAY

OF JANUARY, A.D. 2017, AT 4:22 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

3318552 8100	Authentication: 201859577
SR# 20170181954	Date: 01-11-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

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State of Delaware
Secretary of State
Division of Corporations
Delivered 04:22 PM 01/17/2017
FILED 04:22 PM 01/17/2017
SR 2017018954 - File Number 3318552

Metatron, INC.

AMENDMENT

OF

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF THE SERIES B PREFERRED STOCK

Metatron, Inc., a Delaware corporation (the"Corporation"), does hereby certify:

1.              The name of the Corporation is Metatron, Inc.

2.              On September 2, 2016, the Corporation filed a Certificate of Designation, Preferences and Rights of the Series B Preferred Stock with the Secretary of State of the State of Delaware (the "Initial Series B Certificate") pursuant to the authority conferred upon the Board of Directors of the Corporation (the "Board") by Article IV of the Corporation's Certificate of Incorporation, as amended (the"Certificate of Incorporation").

3.              The changes to the Initial Series B Certificate as set forth in this Corporation's Amendment of Certificate of Designation, Preferences, and Rights of the Series B Preferred Stock (the "Amended Certificate") is solely to decrease the number of authorized shares of Series B Preferred Stock created by the Initial Series B Certificate, to clarify the provisions related to adjustments to the conversion ratio upon certain events, and to make such other amendments as the Board deems necessary and appropriate. The Board has approved of the changes to the Initial Series B Certificate as set forth in this Amended Certificate pursuant to its authority conferred by Article IV of the Certificate of Incorporation and pursuant to the General Corporation Law of the State of Delaware.

4.              Resolution "A" of the Initial Series B Certificate is hereby amended to read in its entirety as follows:

"A.          One Hundred Thousand (100,000) of the authorized shares of Preferred Stock are hereby designated as "Series B Preferred Stock." As used herein, the term "Series B Preferred" shall refer to shares of the Corporation's Series B Preferred Stock, $0.00001 par value per share, and the term "Common Stock" shall refer to the Corporation's Common Stock, $0.00001 par value per share."

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5.              Subsections a., b., and c. directly above Section 5 of the Initial Series B Certificate are hereby amended to read in their entirety as follows:

"4.            ACQUISITIONS OR ASSET TRANSFERS.

a.              In the event that the Corporation is a party to an Acquisition or Asset Transfer (as hereinafter defined), then each holder of Series B Preferred shall be entitled to receive, for each share of Series B Preferred then held, out of the proceeds of such Acquisition or Asset Transfer, the amount of cash, securities, or other property to which such holder would be entitled to receive in a Liquidation Event pursuant to Section 3(a) above. Any such amount payable to the holders of Series B Preferred shall be paid pari passu with any payments to the holders of Series A Preferred.

b.             For purposes of this Section 4: (i) "Acquisition" shall mean (A) any transaction or series of related transactions with one or more non-affiliates of the Corporation, pursuant to which such party or parties acquire capital stock of the Corporation or the surviving entity possessing the voting power to elect a majority of the board of directors of the Corporation or the surviving entity (whether by merger, consolidation, sale, or transfer of the Corporation's capital stock or otherwise); provided, that, an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof; and (ii)"Asset Transfer" shall mean any transaction or series of related transactions that results in a sale, lease, transfer, or other disposition of all or substantially all of the assets of the Corporation determined on a consolidated basis.

c.              In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or property other than cash, its value will be deemed to be its fair market value as determined in good faith by the Board on the date such determination is made."

6.              Section 5 of the Initial Series B Certificate is hereby amended to read in its entirety as follows:

"5.           CONVERSION RIGHTS.

The holders of the Series B Preferred shall have the following rights and restrictions with respect to the conversion of the Series B Preferred into shares of Common Stock (the "Conversion Rights"):

a.              Optional Conversion. Subject to and in compliance with the provisions of this Section 5, any shares of Series B Preferred may, at the option of the holder, be converted at any time into fully-paid and non-assessable shares of Common Stock. The number of shares of Common Stock to which a holder of one share of Series B Preferred shall be entitled upon conversion shall be 50,000 shares of Common Stock (such number of shares of Common Stock into which each share of Series B Preferred is convertible, the initial "Conversion Ratio'"). For purposes of clarification, the initial Conversion Ratio shall be the quotient obtained by dividing (i) 1.00 initially by (ii) 50,000. Such "initial quotient" is 0.00002. The number of shares of Common Stock shall be determined by dividing the number of shares of Series B Preferred to be converted by 0.00002. The Conversion Ratio shall be subject to appropriate adjustment in the event of any stock dividend, forward stock split or subdivision, reverse stock split or consolidation, or other similar recapitalization as set forth herein. Accordingly, if the Conversion Ratio has been adjusted, the then-current Conversion Ratio shall be utilized in lieu of 0.00002.

b.              Mechanics of Conversion. Each holder of Series B Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 5 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Series B Preferred, and shall give written notice to the Corporation at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series B Preferred being converted. Thereupon, the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and any fractional share of Common Stock otherwise issuable to any holder of Series B Preferred shall be rounded up. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series B Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

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c.              Adjustments for Reverse Stock Splits and Combinations and for Forward Stock Splits and Subdivisions. If the Corporation shall at any time or from time to time after the date that the first share of Series B Preferred is issued (the "Issuance Date") effect either a reverse stock split or a combination of the outstanding Common Stock (also known as a reverse stock split) or a forward stock split or subdivision of the outstanding Common Stock (also known as a forward stock split), the Conversion Ratio (expressed as a quotient) in effect immediately before that subdivision shall be proportionately increased or decreased, as appropriate, so that the number of shares of Common Stock issuable on conversion of each share of Series B Preferred shall be decreased or increased, as appropriate, in proportion to such decrease or increase, as appropriate, in the aggregate number of shares of Common Stock outstanding. Any adjustments under this Section 5(c) shall be effective at the close of business on the date the reverse stock split, combination, forward stock split, or subdivision becomes effective.

d.              Adjustments for Reclassification, Exchange, and Substitution. If the Common Stock issuable upon conversion of the Series B Preferred at any time or from time to time after the Issuance Date shall be changed to the same or different number of shares of any class or classes of stock, whether by reclassification, exchange, substitution, or otherwise (other than by way of a reverse stock split or forward stock split of shares or stock dividends provided for in Sections 5(c) and (f)), then, and in each event, an appropriate adjustment to the Conversion Ratio shall be made and provisions shall be made (by adjustments of the Conversion Ratio or otherwise) so that the holder of each share of Series B Preferred shall have the right thereafter to convert such share of Series B Preferred into the kind and amount of shares of stock and other securities receivable upon reclassification, exchange, substitution, or other change, by holders of the number of shares of Common Stock into which such shares of Series B Preferred might have been converted immediately prior to such reclassification, exchange, substitution, or other change, all subject to further adjustment as provided herein.

e.              Adjustment for Reorganizations, Mergers, Consolidations, or Sales of Assets. If at any time or from time to time after the Issuance Date there shall be a capital reorganization of the Corporation (other than by way of a stock split of shares or stock dividends or distributions provided for in Sections 5(c), and (f), or a reclassification, exchange, or substitution of shares provided for in Section 5(d), or a merger or consolidation of the Corporation with or into another entity where the holders of the outstanding voting securities prior to such merger or consolidation do not own more than 50% of the outstanding voting securities of the merged or consolidated entity, immediately after such merger or consolidation, or the sale of all or substantially all of the Corporation's properties or assets to any other person (each an "Organic Change"), then, as a part of such Organic Change, an appropriate revision to the Conversion Ratio shall be made if necessary and provision shall be made if necessary (by adjustments of the Conversion Ratio or otherwise) so that the holder of each share of Series B Preferred shall have the right thereafter to convert such share of Series B Preferred into the kind and amount of shares of stock and other securities or property of the Corporation or any successor corporation resulting from such Organic Change. In any such case, appropriate adjustment shall be made in the application of the provision of this Section 5(e) with respect to the rights of the holders of the Series B Preferred after such Organic Change to the end that the provisions of this Section 5(e) (including any adjustment in the Conversion Ratio then in effect and the number of shares of stock or other securities deliverable upon conversion of the Series B Preferred) shall be applied after that event in as nearly an equivalent manner as may be practicable.

f.               Adjustments for Dividends and Distributions.

i.    Adjustments for Certain Dividends and Distributions. If the Corporation shall at any time or from time to time after the Issuance Date make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in shares of Common Stock, then, and in each event, the Conversion Ratio (expressed as a quotient) shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date by multiplying the Conversion Ratio then in effect by a fraction:

(1)    the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(2)    the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

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ii.     Adjustments for Other Dividends and Distributions. If the Corporation shall at any time or from time to time after the Issuance Date make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, then, and in each event, an appropriate revision to the applicable Conversion Ratio shall be made and provision shall be made (by adjustments of the Conversion Ratio or otherwise) so that the holders of Series B Preferred shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereon, the number of securities of the Corporation that they would have received had their Series B Preferred been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the date the Series B Preferred was converted, retained such securities (together with any distributions payable thereon during such period), giving application to all adjustments called for during such period under this Section 5(f)(ii) with respect to the rights of the holders of the Series B Preferred; provided, however, that, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Ratio shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions; and provided, further, however, that no such adjustment shall be made if the holders of Series B Preferred simultaneously receive (1) a dividend or other distribution of share of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series B Preferred had been converted into Common Stock on the date of such event or (2) a dividend or other distribution of shares of Series B Preferred that are convertible, as of the date of such event, into such number of shares of Common Stock as is equal to the number of additional shares of Common Stock being issued with respect to each share of Common Stock in such dividend or distribution.

g.             Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to this Section 5, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such Series B Preferred a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon written request of the holder of such affected Series B Preferred, at any time, furnish or cause to be furnished to such holder a like certificate setting forth such adjustments and readjustments, the Conversion Ratio in effect at the time, and the number of shares of Common Stock and the amount, if any, of other securities or property that at the time would be received upon the conversion of a share of such Series B Preferred. Notwithstanding the foregoing, the Corporation shall not be obligated to deliver a certificate unless such certificate would reflect an increase or decrease of at least one percent of the Conversion Ratio in effect immediately prior to such adjustment.

h.             Notices of Record Date. Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend, distribution, or other right, or (ii) any Acquisition (as defined in Section 4) or other capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, any Asset Transfer (as defined in Section 4), or any voluntary or involuntary dissolution, liquidation, or winding up of the Corporation, the Corporation shall mail to each holder of Series B Preferred at least 10 days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Series B Preferred) a notice specifying (A) the date on which any such record is to be taken for the purposes of such dividend or forward stock split, distribution, or reverse stock split or consolidation and a description thereof, (B) the date on which any such event (as described in Subsection (A) above), Acquisition, reorganization, reclassification, transfer, merger, Asset Transfer, dissolution, liquidation, or winding up is expected to become effective, (C) the date, if any, that is to be fixed as to when the holder of record of Common Stock (or other securities) shall be entitled to exchange his/her/its shares of Common Stock (or other securities) for securities or other property deliverable upon such events (as described in Subsection (B) above), and (D) in the case of an Acquisition or Asset Transfer, a notice signed by an officer of the Corporation setting forth the consideration to be received by the holder from the purchaser or to be distributed to the holder by the Corporation, as applicable, on a per share basis (i) without conversion of the Series B Preferred into Common Stock and (ii) assuming conversion of all securities convertible into shares of Common Stock, including, without limitation, Series A Preferred and Series B Preferred.

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i.              Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series B Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series B Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall round up and issue a full share.

j.              Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred, such number of it shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

k.             Notices. Any notice required by the provisions of this Section 5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

1.             Payment of Taxes. The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series B Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred so converted were registered."

IN WITNESS WHEREOF, the Corporation has caused this Amendment of Certificate of Designation, Preferences and Rights of the Series B Preferred Stock to be duly executed on and as of January 11, 2017.

METATRON, INC.

/s/ Ralph J. Riehl
Ralph Riehl, President and Chief Executive Officer

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